Craig G. Ongley

(214) 777-4241

congley@krcl.com

June 18, 2014

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	TransCoastal Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed May 9, 2014
File No. 333-191566
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2013
Filed May 9, 2014
Form 10-Q for Fiscal Quarter Ended
March 31, 2014
Filed May 20, 2014
File No. 1-14665

Dear Mr. Schwall:

With regards to your letter dated May 23, 2014, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Amendment No. 5 to Registration Statement on Form S-1

General

1.	Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

RESPONSE:

We have updated the financials in accordance with your comment. Please see pages F-3 through F-49. Please also note, due to the subsequent event of registrant's lender revoking their covenant waiver we have restated the financials to show previous long term debt as current debt. Please see Pages F-3 through F-49 and also Note 9 in the annual financial footnotes and Note 7 in the quarterly financial footnotes.

Risk Factors, page 2

"Oil and gas reserve estimates . . ." page 11

2.	Please expand this risk factor to your previous overstatement of reserves and its implications on your balance sheet and operating results.

RESPONSE:

We have expanded the specified risk factor to include the previous reserve overstatement and its implications. Please see page 11.

Risks Related to Our Equity Stock, page 13

"Our Board of Directors can issue . . ." page 14

3.	Please expand this risk factor to address, or appropriately cross-reference, the terms of each series of preferred stock that you have issued or that your board has authorized.

RESPONSE:

We have expanded the specified risk factor to include by cross reference the terms of the two series of preferred stock that have been authorized including their respective attributes. Please see pages 14 and 42.

"Failure of the Company’s internal control . . ." page 15

4.	Expand this risk factor to address your recent restatements.

RESPONSE:

We have revised the specified risk factor to address our recent restatement. Please see page 15.

Recent Sales of Unregistered Securities, page 19

5.

It is not clear to us why you have included this disclosure in the prospectus. However, if you do so, it should be complete and include all unregistered securities sold subsequent to the sale you reference. In that regard, in the final sentence of this section you state "[o]ther than the aforementioned transactions we have not sold any equity securities . . . that were not previously reported in a quarterly report on Form 10-Q or in a current report on Form 8-K since the beginning of our fiscal year that ends December 31, 2013." Remove this sentence as you do not appear eligible to incorporate by reference.

RESPONSE:

We have removed the inappropriate sentence. Please see page 19.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 20

6.

Your statement in the fifth paragraph of page 20 that you have determined to pursue development of your own assets rather than to drill and complete other parties’ properties is inconsistent with your statement in the second paragraph of page 20 that you "also receive fees to operate wells not owned by (you)." Please revise or advise.

RESPONSE:

The two statements are not inconsistent. Even though we are not currently providing custom drilling services for third parties we can and do provide operating services to third parties. The two services are distinct from each other in that one is not dependent on the other. For example we have in the past drilled wells for third parties and have then contracted to operate most but not all the third party wells. Similarly we will contract as an operator for a third party well we did not drill.

Liquidity and Capital Resources, page 21

Future Financing, page 21

7.	Indicate the time period during which you will need the $50 million to finance your operations.

RESPONSE:

We have amended our discussion on future financings to include an estimate of the time period we will need the $50 million to finance our drilling and development operations.

Our Business, page 22

8.

Please revise this section to ensure that disclosure about your business is current. We note in this regard that, despite your statement on page F-19 that you acquired various oil and gas properties in Texas and Louisiana from May 2013 to August 2013, the leases listed in your table at the beginning of page 28 are all in counties of Texas. This comment also applies to page 21 of your amended Form 10-K for the fiscal year ended December 31, 2013.

RESPONSE:

We have added the Louisiana 170 acre property to our list of properties and have modified our Form 10-K. Please see pages 27-8 and 31.

Description of Securities, page 42

9.

We note your statement in the first paragraph of page 42 that "as of the date of this prospectus, no Series G convertible stock has been issued." Please revise to reconcile this statement with your disclosure on page 17 that you have sold 1,240,000 shares of Series G preferred stock in a Rule 506 offering.

RESPONSE:

We have made the necessary revisions to reconcile the issuance of our preferred stock. Please see page 42.

Going Concern Consideration, page F-9

10.

We note your statement on page F-10 that "the ability to put the common shares is dependent on the effective registration of the Company’s S-1 filing. As of December 31, 2013, and through the date of this report, the registration of the Company’s S-1 filing has not been deemed effective." Explain the impact of the fact that you have not yet filed a registration statement on Form S-1 covering the resale of your securities by Kodiak Capital LLC, the put investor with which you have an equity line agreement, This comment also applies to your amended Form 10-K for the fiscal year ended December 31, 2013.

RESPONSE:

We have revised the footnote to state that our requirement to register the Kodiak shares is

contingent upon our decision to activate the provisions of the agreement and as of the      date of this registration statement we have not done so. Please see page F-10

Exhibits

11.

Please file the amended loan agreement with Green Bank entered into on February 12, 2014 as an exhibit to your registration statement. Also, explain why you did not file a current report pursuant to Item 1.01 of Form 8-K to disclose your entry into the amended loan agreement.

RESPONSE:

Up until May 29, 2014 there had been no formal amendment to the Green Bank loan agreement however there was a verbal commitment between the parties for such a reduction. We received the formal amendment on May 29, 2014 and the amendment is included as Exhibit 10.16 to this registration statement.

12.

For all exhibits that you incorporate by reference, please revise your reference to clearly identify the referenced filing. Include the file number of the filing and the exhibit number of the incorporated exhibit. Refer to Rule 411(d) of the Securities Act.

RESPONSE:

We have modified the exhibit list in accordance with your comment. Please see page 48.

Recent Sales of Unregistered Securities, page 48

13.	Provide the full information required by Item 701 of Regulation S-K.

RESPONSE:

We have revised Item 15 to conform to Item 701 of Regulation S-K. Please see page 48.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

14.	To the extent applicable, comply with the comments above in the Form 10-K as well.

RESPONSE:

We have revised and filed Amendment No.2 to our Form 10-K to reflect your comments and our recent restatement.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 31

15.

Please expand your disclosure under this section to discuss all material commitments for capital expenditures as of the end of the most recently ended fiscal period. Indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K. This comment also applies to your quarterly report for the fiscal quarter ended March 31, 2014.

RESPONSE:

We have expanded our disclosures as requested. Please see page 31 of our amended 10-K. We have also made corresponding in our amended 10-Q. Please see Page 15.

16.	Please expand your discussion of capital resources to discuss the material terms of your loan with Green Bank.

RESPONSE:

We have expanded our discussion regarding our Green Bank loan. Please see page 31.

Related Party Transactions, page 37

17.	Please revise this section to provide all disclosure required by Item 404 of Regulation S-K for the related party transactions disclosed on page F-27.

RESPONSE:

The references to the related party transaction were in error (from 2010) and were deleted. Please see page F-27.

Audit Fees, page 37

18.

Please provide the disclosure required by Item 14 of the Form 10-K. We note in this regard your statement that "there are also other costs associated with the filing of the company’s quarterly reports."

RESPONSE:

We have revised our disclosure to include our quarterly costs. Please see page 37.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Forward-Looking Statements, page 14

19.

It appears that you have included in this section information from the annual information form of an unrelated registrant. We note in this regard your numerous references to "Encana" and your discussion of the "Deep Panuke" project. Please revise.

RESPONSE:

We have deleted the language in response to your comment. Please see page 14.

Please contact the undersigned should you have any questions.

Sincerely,

KANE RUSSELL COLEMAN & LOGAN PC

/s/ Craig G. Ongley
Craig G. Ongley